PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
United Kingdom

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Website www.premier-oil.com


10015695


SEC MAIL
RECEIVED
PROCESSING
WASH., D.C.
MAY 10 2010
193
SECTION

4th May 2010

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sirs

~~Premier Oil plc (f/k/a~~ Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil ~~plc's exemption~~ from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 4th May 2010.

"LOI signed for FPSO Sevan Voyageur - Huntington Development".

Yours faithfully

C. Cunliffe

for Stephen Huddle
Company Secretary

Enc


SEC MAIL
RECEIVED
PROCESSING
WASH., D.C.
MAY 10 2010
193
SECTION

dw 5/13

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier")

Letter of Intent signed for FPSO Sevan Voyageur for Huntington development

Premier is pleased to note that Sevan Marine ASA (Sevan), on behalf of its wholly owned subsidiaries, and E.ON Ruhrgas UK E&P Limited, as operator on behalf of the Huntington owners, have announced that they have entered into a Letter of Intent whereby they agree to progress negotiations on a charter party for the potential use of the FPSO Sevan Voyageur as the production unit for the Huntington field in Block 22/14 of the UK continental shelf. These negotiations will be on a mutually exclusive basis for the period until 30 June 2010.

There are certain technical and financing conditions that need to be satisfied during this period

The proposed charter party will be for a firm fixed term of five years with options for the Huntington owners to extend.

Simon Lockett, Chief Executive Officer, commented: "We are pleased with the good progress made by the partnership with Sevan. Along with the continued progress we are seeing from our other development projects, this brings us another step closer to achieving our stated production target of 75,000 boepd from existing discovered reserves."

4th May 2010

Enquiries

Premier Oil plc Simon Lockett Tony Durrant	**Tel: 020 7730 1111**
Pelham PR James Henderson Gavin Davis Evgeniy Chuikov	**Tel: 020 7337 1500**

Notes to editors:

Premier is a leading FTSE 250 independent exploration and production company with oil and gas interests in the North Sea, South East Asia and in the Middle East-Pakistan regions. Our strategy is to add significant value for shareholders through exploration and appraisal success, astute commercial deals and optimal asset management.